Jassmin McIver-Jones
Assistant Vice President, Legal
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

April 19, 2023

Mr. Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-249922; 811-08557; CIK: 0001048607
      Post-Effective Amendment No.: 3 on Form N-6, Rule 485(a)
      Lincoln VULONE 2021

Dear Mr. Oh:

This is in response to your recent comments in the order in which they were received.  A strikethrough version of the prospectus containing these revisions will be provided under separate cover.

1.	Fee Table (p.11)

a.
Please confirm the Maximum Sales Charge Imposed on Premiums (Load) charge within the table is higher than the charge within footnote #1.  This footnote should be removed from the ISP as it is to only reflect current charges.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.   Although you have requested us to remove this footnote from the ISP , this prospectus will become effective on May 1, 2023 and the new (current) charges will not be applicable until May 15, 2023.  With that we will need to have the ISP remain the same and will file an amendment after May 1, 2023.

b.	Please confirm within footnote #3 that the current number of years that the additional amount applies will not change.

Response:  We have confirmed that the current amount applied will remain the same.  This will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

2.	Annual Fund Expenses (p. 15)

Please reconsider significantly shortening the footnote and refer owner to the underlying fund prospectus for more information.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

3.	Other Benefits Available Under the Policy (pgs. 36-41)

a.	Please consider changing Automatic Rebalancing to Standard.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

4.	Appendix A: Funds Available Under the Policy

Please ensure the Average Annual Total Returns have been updated.

Response:  All have complied and all percentages have been updated and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

5.	Additional Information:

Please ensure the font is smaller than the font within the body of the prospectus.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

Comments on the ISP – Carry through all comments on the statutory prospectus as applicable

a.
Cover page:  Please change “YOU MAY CANCEL YOUR POLICY WITHIIN THE FREE LOOK PERIOD WITHOUT PAYING FEES OR PENALTIES” to “YOU MAY CANCEL YOUR POLICY WITHIIN THE RIGHT TO EXAMINE PERIOD WITHOUT PAYING FEES OR PENALTIES”.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.   .

b.
Table of Contents:  Please ensure that all headings match the same style as they are in the body of the ISP (i.e. all caps, etc).  Other Benefits Available Under the Policy should be a heading and not a sub-heading under Standard Death Benefits.

Response:  We have complied and this will be reflected within Post-Effective Amendment No. 7 to be filed on April 20, 2023.

Please note:  an updated Power of Attorney will be included within the Post-Effective Amendment No. 7 to be filed on April 20, 2023.

A courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Assistant Vice President